UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2018

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León 66265, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On January 5, 2018, CEMEX, S.A.B. de C.V. (NYSE: CX) (“CEMEX”) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that CEMEX’s indirect subsidiaries, CEMEX Latam Holdings, S.A. and CEMEX Colombia S.A. (“CEMEX Colombia”), informed the Colombian Financial Superintendency (Superintendencia Financiera de Colombia) that today CEMEX Colombia will proceed to pay the fine imposed by the Colombian Superintendency of Industry and Commerce (Superintendencia de Industria y Comercio) (“SIC”) on December 11, 2017, in which the SIC decided to fine CEMEX Colombia, two other cement companies and 6 natural persons for the conduct of entering into an agreement for fixing grey cement prices in Colombia. Such fine amounts to $73,771,700,000 Colombian Pesos which based on the official exchange rate as of January 4, 2018 for Colombian Pesos to United States Dollars equals approximately $25,362,604 United States Dollars.

On a later date, CEMEX Colombia will be filing an annulment and reestablishment of right claim (acción de nulidad y restablecimiento de derecho) before the Administrative Court (Tribunal Contencioso Administrativo) so that the charges brought forth by the SIC are annulled and the restitution of the fine payed today, with any adjustments provided by Colombian Law, is ordered. Once filed, this claim could take a considerable amount of time in being resolved.

In case the claim to be filed by CEMEX Colombia is decided in an adverse manner for CEMEX Colombia, as of the current date CEMEX estimates that such adverse resolution would not have a material adverse effect on the results of operation, liquidity and financial condition of CEMEX.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	January 5, 2018	By:	/s/ Rafael Garza
			Name:	Rafael Garza
			Title:	Chief Comptroller